Exhibit (a)(1)(I)

Replacement RSU

VINCERX PHARMA, INC.

2020 STOCK INCENTIVE PLAN

NOTICE OF RESTRICTED STOCK UNIT AWARD

You are receiving the following Restricted Stock Units (the “Restricted Stock Units,” “RSUs” or this “Award”) pursuant to your election to participate in the Offer to Exchange Eligible Options for New Restricted Stock Units dated August 13, 2024, under which you surrendered options to purchase Common Stock of the Company (as defined below) previously granted to you in exchange for this Award, as set forth in and pursuant to an Election Form between you and the Company (the “Exchanged Options”).

You have been granted this Award representing shares of Common Stock of Vincerx Pharma, Inc. (the “Company”) under the Vincerx Pharma, Inc. 2020 Stock Incentive Plan (as may be amended from time to time, the “Plan”). This Award is subject to the terms set forth in this Notice of Restricted Stock Unit Award, the attached Restricted Stock Unit Agreement (the “Agreement”) and the Plan.

Name of Recipient:	[Name of Recipient]

Grant Date:	[Date of Grant]

Total Number of Shares Subject to Restricted Stock Units:	[Total Shares]

Vesting Commencement Date:	Date of Grant

Vesting Schedule:

Subject to your continuous Service as an Employee or a Consultant through the vesting date, the RSUs will vest as follows:

[Insert if RSUs granted in exchange for vested repriced options and unvested repriced options that would have vested in calendar year 2024][The RSUs will vest in full on December 1, 2024.]

[Insert if RSUs granted in exchange for unvested repriced options that would have vested in calendar year 2025][The RSUs will vest in full on September 1, 2025.]

[Insert if RSUs granted in exchange for unvested repriced options that would have vested in calendar year 2026][The RSUs will vest in full on September 1, 2026.]

[Insert if RSUs granted in exchange for unvested repriced options that would have vested in calendar year 2027][The RSUs will vest in full on September 1, 2027.]

Notwithstanding the foregoing, the RSUs will be subject to earlier vesting acceleration under the provisions set forth below.

[Insert for Executive Officers: If your Service is Involuntarily Terminated (as defined below), and you sign and do not revoke a standard release of claims with the Company in a form acceptable to the Company (the “Release”) within sixty (60) days of your termination, or such earlier deadline required by the Release, the RSUs shall be accelerated so that the number of Shares vested under these RSUs shall equal that number of Shares that would have been vested if you had continued to render Services for a period of twelve (12) continuous months following the date your Service terminates.

1.

Replacement RSU

If your Service is Involuntarily Terminated within three (3) months prior to, or within twelve (12) months following, the consummation of a Change in Control (as defined in the Plan), and you sign and do not revoke a Release within sixty (60) days of your termination, or such earlier deadline required by the Release, 100% of the RSUs shall vest as of the date of your termination; provided, however, that notwithstanding any contrary term of this Notice of Restricted Stock Unit Award or the Agreement, if you are entitled to accelerated vesting because your Service is Involuntarily Terminated within three (3) months prior to a Change of Control: (x) the portion of the RSUs subject to such accelerated vesting shall not be forfeited or terminated upon the your termination date pending the Change of Control and (y) the accelerated vesting shall be deemed to take place immediately prior to the effective date of the Change of Control.

“Cause” shall mean the good faith determination by the Board that one of the following events has occurred: (A) conviction of, or plea of nolo contendere to, any felony or crime of moral turpitude; (B) act of fraud, theft or embezzlement with respect to the Company; (C) willful failure to substantially perform his/her duties or comply with lawful Company policies or Board instructions (other than as a result of your mental or physical disability) that causes material harm to the Company (after written notice thereof and a reasonable opportunity to remedy such failure); (D) willful breach of fiduciary duty that causes material harm to the Company; or (E) willful and material breach of your employment agreement or the Proprietary Information and Inventions Agreement (after written notice thereof and a reasonable opportunity to remedy such breach).

“Good Reason” shall mean any action by the Company (or its successors or acquirers) that, without your written consent, results in any of the following, provided that you provide notice to the Company within ninety (90) days of the initial occurrence of any such action, such action is not cured by the Company within thirty (30) days of such notice and you resign within sixty (60) days following expiration of the cure period: (A) a material diminishment in your title, authority, duties or responsibilities (other than a mere change in title following a Change in Control to a substantially similar position with a successor or acquirer); (B) a material reduction in your base compensation or target bonus; (C) a material reduction in your participation in bonus, incentive or other benefit plans or programs or other action that materially and adversely affects your working conditions, in each case in a manner that affects you disproportionately to that of other comparable executives; (D) following a Change in Control, a change in your principal work site by more than fifty (50) miles; (E) a material breach by the Company of the terms of this Agreement or your employment agreement after written notice thereof and a reasonable opportunity to remedy such breach; or (F) the failure of any successor or acquirer of the Company to assume the Company’s obligations under your employment agreement.

“Involuntarily Terminated” shall mean you are terminated without Cause or you resign for Good Reason]

[Insert for Non-Executive Officers: If your Service is Involuntarily Terminated (as defined below) upon, or within twelve (12) months following, a Change in Control (as defined in the Plan), and you sign and do not revoke a standard release of claims with the Company in a form acceptable to the Company (the “Release”) within sixty (60) days of your termination, or such earlier deadline required by the Release, 100% of the RSUs shall vest, effective immediately prior to the effective date of such Involuntary Termination.

“Involuntarily Terminated” shall mean: (i) the Company, or the successor entity resulting from a Change of Control or a parent or subsidiary of such successor entity (the “Successor Company”), terminates your employment without Cause, or (ii) you resign within sixty (60) days of any of the following events that occur without your consent and which the Company has failed to cure within thirty (30) days after written notice thereof from you: (A) a material adverse change in your job position causing such position to be of materially less stature or of materially less responsibility, provided that neither a mere change in title alone nor reassignment following a Change of Control to a position that is substantially similar to the position held prior

2.

Replacement RSU

to the Change of Control (whether such position is with the Company, a Successor Company or a division or unit thereof created out of the Company or its assets) shall constitute a material adverse change in your job position; (B) a change by the Company (or a Successor Company, if appropriate) in the location of your principal work site by more than sixty (60) miles; or (C) a reduction in your then-current base compensation or other material adverse change to your working conditions, in each case in a manner that adversely affects you disproportionately as compared to other comparable employees or consultants of the Company (or a Successor Company, if appropriate).

“Cause” shall mean (i) willful failure by you to perform your duties and responsibilities to the Company (or a Successor Company, if appropriate) after written notice thereof and a failure to remedy such failure within thirty (30) days of such notice; (ii) commission by you of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to cause material injury to the Company (or a Successor Company, if appropriate), including conviction of a felony; (iii) material unauthorized use or disclosure by you of any confidential information of the Company (or a Successor Company, if appropriate) or any other party to whom you owe an obligation of nonuse and nondisclosure as a result of your relationship with the Company (or a Successor Company, if appropriate); or (iv) material breach by you of any of your obligations under any written agreement with the Company (or a Successor Company, if appropriate).]

Withholding Taxes - Sell to Cover: withholding taxes applicable to the Award will be satisfied through the sale of a number of the shares issuable in settlement of the Award as determined in accordance with the Agreement. Under the Agreement, the Company shall make payment from the cash proceeds of this sale directly to the appropriate tax authorities in an amount equal to the taxes required to be remitted. The sale of shares to satisfy Withholding Taxes is a condition of this Award and further described in the Agreement.

By your written signature below (or your electronic acceptance) and the signature of the Company’s representative below, you and the Company agree that the RSUs are granted under and governed by the term and conditions of the Plan and the Agreement, both of which are attached to and made a part of this document.

By your written signature below (or your electronic acceptance), you further agree that the Company may deliver by e-mail all documents relating to the Plan or this Award (including without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a website maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a website, it will notify you by e-mail. Should you electronically accept this Agreement, you agree to the following: “This electronic contract contains my electronic signature, which I have executed with the intent to sign this Agreement.”

3.

Replacement RSU

RECIPIENT	VINCERX PHARMA, INC.

By:
Recipient’s Signature

Name:

Title:

4.

Replacement RSU

VINCERX PHARMA, INC.

2020 STOCK INCENTIVE PLAN

RESTRICTED STOCK UNIT AGREEMENT

The Plan and Other Agreements

The RSUs that you are receiving are granted pursuant and subject in all respects to the applicable provisions of the Plan, which is incorporated herein by reference. The RSUs are considered “Stock Units” granted under Section 10 of the Plan. Capitalized terms not defined in this Agreement will have the meanings ascribed to them in the Plan.

The attached Notice of Restricted Stock Unit Award, this Agreement and the Plan constitute the entire understanding between you and the Company regarding this Award. Any prior agreements, commitments or negotiations concerning this Award (including the Exchanged Options) are superseded. This Agreement may be amended by the Committee without your consent; however, if any such amendment would materially impair your rights or obligations under this Agreement, this Agreement may be amended only by another written agreement, signed by you and the Company.

Payment for RSUs	No cash payment is required for the RSUs you receive. You are receiving the RSUs in consideration for Services rendered by you.

Vesting	The RSUs that you are receiving will vest as shown in the Notice of Restricted Stock Unit Award. No additional RSUs vest after your Service as an Employee or a Consultant has terminated for any reason.

Forfeiture	If your Service terminates for any reason, then this Award expires immediately as to the number of RSUs that have not vested before the termination date and do not vest as a result of termination. This means that the unvested RSUs will immediately be cancelled. You receive no payment for RSUs that are forfeited. The Company determines when your Service terminates for this purpose and all purposes under the Plan and its determinations are conclusive and binding on all persons.

Leaves of Absence

For purposes of this Award, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave of absence was approved by the Company in writing and if continued crediting of Service is required by the terms of the leave or by applicable law. But your Service terminates when the approved leave ends, unless you immediately return to active work.

If you go on a leave of absence, then the vesting schedule specified in the Notice of Restricted Stock Unit Award may be adjusted in accordance with the Company’s leave of absence policy or the terms of your leave. If you commence working on a part-time basis, then the vesting schedule specified in the Notice of Restricted Stock Unit Award may be adjusted in accordance with the Company’s part-time work policy or the terms of an agreement between you and the Company pertaining to your part-time schedule.

Nature of RSUs	Your RSUs are mere bookkeeping entries. They represent only the Company’s unfunded and unsecured promise to issue Shares on a future date. As a holder of RSUs, you have no rights other than the rights of a general creditor of the Company.

No Voting Rights or Dividends	Your RSUs carry neither voting rights nor rights to dividends. You, or your estate or heirs, have no rights as a stockholder of the Company unless and until your RSUs are settled by issuing Shares. No adjustments will be made for dividends or other rights if the applicable record date occurs before your Shares are issued, except as described in the Plan.

5.

Replacement RSU

RSUs Nontransferable	You may not sell, transfer, assign, pledge or otherwise dispose of any RSUs. For instance, you may not use your RSUs as security for a loan. If you attempt to do any of these things, your RSUs will immediately become invalid.

Settlement of RSUs

The issuance of Shares in respect of the RSUs is intended to comply with Treasury Regulations Section 1.409A-1(b)(4) and will be construed and administered in such a manner. Subject to the satisfaction of the withholding obligations set forth in this Agreement, in the event one or more RSUs vests, the Company shall issue to you one (1) Share for each RSU that vests on the applicable vesting date(s) (subject to any adjustment as described below). Each issuance date determined by this paragraph is referred to as an “Original Issuance Date”.

If the Original Issuance Date falls on a date that is not a business day, delivery shall instead occur on the next following business day or, to the extent not administratively feasible, as soon as practicable thereafter (but for the avoidance of doubt, in no event later than the later of (i) the 15th day of the third month following the end of the calendar year in which the RSUs vest, or (ii) the 15th day of the third month following the end of the Company’s fiscal year in which the RSUs vest).

The form of delivery (e.g., a stock certificate or electronic entry evidencing such Shares) shall be determined by the Company.

Notwithstanding the foregoing, no fractional Shares will be issued or delivered pursuant to the Plan or this Agreement, and the Committee will determine whether cash will be paid in lieu of any fractional Share or whether such fractional Share and any rights thereto will be canceled, terminated or otherwise eliminated. In addition, the Shares are issued to you subject to the condition that the issuance of the Shares not violate any law or regulation.

Withholding Taxes and Sell to Cover	You acknowledge that, regardless of any action taken by the Company, or if different, the Parent, Subsidiary or Affiliate employing or engaging you (the “Employer”), the ultimate liability for all income tax (including U.S. federal, state, and local taxes and/or non-U.S. taxes), social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to your participation in the Plan and legally applicable to you (the “Tax-Related Items”) is and remains your responsibility and may exceed the amount, if any, actually withheld by the Company or the Employer. You further acknowledge that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of this Award, including, but not limited to, the grant of this Award, the vesting of this Award, the issuance of Shares in settlement of vesting of this Award, the subsequent sale of any Shares acquired pursuant to this Award and the receipt of any dividends; and (ii) do not commit to and are under no obligation to reduce or eliminate your liability for Tax-Related Items. Further, if you become subject to taxation in more than one country, you acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one country.

On each vesting date, and on or before the time you receive a distribution of Shares underlying your RSUs, and at any other time as reasonably requested by the Company in accordance with applicable law, you agree to make adequate provision for any sums required to satisfy the withholding obligations of the Company, the Employer or any Parent, Subsidiary or Affiliate in connection with any Tax-Related Items that arise in connection with this Award (the “Withholding Taxes”). The Company shall arrange a mandatory sale (on your behalf pursuant to your authorization under this section and without further consent) of Shares issued in settlement upon the vesting of your RSUs in an amount necessary to satisfy the Withholding Taxes and shall satisfy the

6.

Replacement RSU

Withholding Taxes by withholding from the proceeds of such sale (the “Mandatory Sell to Cover”). You hereby acknowledge and agree that the Company shall have the authority to administer the Mandatory Sell to Cover arrangement in its sole discretion with a registered broker-dealer that is a member of the Financial Industry Regulatory Authority (a “FINRA Dealer”) as the Company may select as the agent (the “Agent”) who will sell on the open market at the then prevailing market price(s), as soon as practicable on or after each date on which your RSUs vest, a number (rounded up to the next whole number) of the Shares to be delivered to you in connection with the vesting of the RSUs sufficient to generate proceeds to cover (A) the Withholding Taxes that you are required to pay pursuant to the Plan and this Agreement as a result of the vesting of the RSUs (or Shares being issued thereunder, as applicable) and (B) all applicable fees and commissions due to, or required to be collected by, the Agent with respect thereto. Any remaining funds shall be remitted to you. You further acknowledge and agree that neither the Company nor the Agent is under any obligation to arrange for sales under this section at any particular price and the Agent may effect sales in one or more sales occurring over a period of time and that an average price for executions resulting from bunched orders may be assigned to your account. Additionally, you acknowledge that it may not be possible to sell Shares due to a legal or contractual restriction, a market disruption or for other reasons determined by the Company or the Agent.

If, for any reason, such Mandatory Sell to Cover does not result in sufficient proceeds to satisfy the Withholding Taxes, or if such Mandatory Sell to Cover is not permitted by applicable law, the Company or a Parent, Subsidiary or Affiliate may, in its sole discretion, satisfy all or any portion of the Withholding Taxes relating to this Award by any of the following means or by a combination of such means: (i) withholding from any compensation otherwise payable to you by the Company or the Employer; (ii) causing you to tender a cash payment (which may be in the form of a check, electronic wire transfer or other method permitted by the Company); or (iii) withholding Shares from the Shares issued or otherwise issuable to you in connection with the RSUs with a Fair Market Value (measured as of the date Shares are issued to you) equal to the amount of such Withholding Taxes; provided, however, that in no event may you have Shares withheld that would otherwise be issued to you in excess of the number necessary to satisfy the maximum legally required tax withholding; and to the extent necessary to qualify for an exemption from application of Section 16(b) of the Exchange Act, if applicable, such share withholding procedure will be subject to the express prior approval of the Board or Committee.

Unless the tax withholding obligations of the Company and/or any Parent, Subsidiary or Affiliate with respect to the Tax-Related Items are satisfied, the Company shall have no obligation to deliver to you any Shares.

In the event the Company’s obligation to withhold arises prior to the delivery to you of Shares or it is determined after the delivery of Shares to you that the amount of the Tax-Related Items withholding obligation was greater than the amount withheld by the Company or your Employer, you agree to indemnify and hold the Company and your Employer harmless from any failure by the Company or your Employer to withhold the proper amount.

You acknowledge that the Mandatory Sell to Cover is imposed by the Company on you pursuant to the terms of this Award.

The Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts, or other applicable withholding rates, including maximum applicable rates in your jurisdiction(s). If the maximum rate is used, any over-withheld amount may be refunded to you in cash by the Company or

7.

Replacement RSU

Employer (with no entitlement to the equivalent in Shares), or if not refunded, you may seek a refund from the local tax authorities. You must pay to the Company and/or the Employer any amount of Tax-Related Items that the Company and/or the Employer may be required to withhold or account for as a result of your participation in the Plan that cannot be satisfied by the means previously described.

Restrictions on Resale	You agree not to sell any Shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

No Retention Rights	Neither this Award nor this Agreement gives you the right to be employed or retained by the Company or any Subsidiary or Affiliate of the Company in any capacity. The Company and its Subsidiaries and Affiliates reserve the right to terminate your Service at any time, with or without cause.

Adjustments	The number of RSUs covered by this Award will be subject to adjustment in the event of a stock split, a stock dividend or a similar change in Shares, and in other circumstances, as set forth in the Plan. The forfeiture provisions and restrictions described above will apply to all new, substitute or additional restricted stock units or securities to which you are entitled by reason of this Award.

Successors and Assigns	Except as otherwise provided in the Plan or this Agreement, every term of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees and assigns.

Notice	Any notice required or permitted under this Agreement will be given in writing and will be deemed effectively given upon the earliest of personal delivery, receipt or the third (3rd) full day following mailing with postage and fees prepaid, addressed to the other party hereto at the address last known in the Company’s records or at such other address as such party may designate by ten (10) days’ advance written notice to the other party hereto.

Section 409A of the Code	To the extent this Agreement is subject to, and not exempt from, Section 409A of the Code, this Agreement is intended to comply with Section 409A, and its provisions will be interpreted in a manner consistent with such intent. You acknowledge and agree that changes may be made to this Agreement to avoid adverse tax consequences to you under Section 409A.

Applicable Law and Choice of Venue

This Agreement will be interpreted and enforced under the laws of the State of Delaware without application of the conflicts of law principles thereof.

For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this Award or this Agreement, the parties hereby submit to and consent to the exclusive jurisdiction of the State of California and agree that any such litigation will be conducted only in the courts of California, or the federal courts of the United States located in California and no other courts.

You understand and acknowledge that (1) the Plan is entirely discretionary, (2) the Company and your Employer have reserved the right to amend, suspend or terminate the Plan at any time, (3) the grant of this Award does not in any way create any contractual or other right to receive additional grants of awards (or benefits in lieu of awards) at any time or in any amount and (4) all determinations with respect to any additional grants, including (without limitation) the times when awards will be granted, the number of Shares subject to awards and the vesting schedule, will be at the sole discretion of the Company.

8.

Replacement RSU

Miscellaneous

The value of this Award will be an extraordinary item of compensation outside the scope of your employment contract, if any, and will not be considered a part of your normal or expected compensation for purposes of calculating severance, resignation, redundancy or end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

You understand and acknowledge that participation in the Plan ceases upon termination of your Service for any reason, except as may explicitly be provided otherwise in the Plan or this Agreement.

You hereby authorize and direct your Employer to disclose to the Company or any Subsidiary or Affiliate any information regarding your employment, the nature and amount of your compensation and the fact and conditions of your participation in the Plan, as your Employer deems necessary or appropriate to facilitate the administration of the Plan.

You consent to the collection, use and transfer of personal data as described in this subsection. You understand and acknowledge that the Company, your Employer and the Company’s other Subsidiaries and Affiliates hold certain personal information regarding you for the purpose of managing and administering the Plan, including (without limitation) your name, home address, telephone number, date of birth, social insurance or other government identification number, salary, nationality, job title, any Shares or directorships held in the Company and details of all awards or any other entitlements to RSUs or Shares awarded, canceled, exercised, vested, unvested or outstanding in your favor (the “Data”). You further understand and acknowledge that the Company, its Subsidiaries and/or its Affiliates will transfer Data among themselves as necessary for the purpose of implementation, administration and management of your participation in the Plan and that the Company and/or any Subsidiary may each further transfer Data to any third party assisting the Company in the implementation, administration and management of the Plan. You understand and acknowledge that the recipients of Data may be located in the United States or elsewhere, and that the laws of a recipient’s country of operation (e.g., the United States) may not have equivalent privacy protections as local laws where you reside or work. You authorize such recipients to receive, possess, use, retain and transfer Data, in electronic or other form, for the purpose of administering your participation in the Plan, including a transfer to any broker or other third party with whom you elect to deposit Shares acquired under the Plan of such Data as may be required for the administration of the Plan and/or the subsequent holding of Shares on your behalf. You may, at any time, view the Data, require any necessary modifications of Data, make inquiries about the treatment of Data or withdraw the consents set forth in this subsection by contacting the Human Resources Department of the Company in writing.

BY SIGNING THE COVER SHEET OF THIS AGREEMENT, YOU AGREE TO ALL

OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.

9.